AM
11-18-2003

SO 11/14/03



SECURITIES [AND EXCHANGE COMMISS]ION
03053520
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV - 4 2003 WASH, D.C. SECTION

SEC FILE NUMBER
8- 35021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Beerbaum & Beerbaum Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5881 Roblar Road
(No. and Street)

Petaluma	California	94942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hans N. Beerbaum (707) 664-8535
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans N. Beerbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beerbaum & Beerbaum Financial & Insurance Services, Inc., as of August 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Sonoma
Subscribed and sworn (or affirmed) to before me this 28th day of October, 2003

Signature

President
Title

Notary Public Kenneth Jacobs



KENNETH JACOBS
Comm. # 1253537
NOTARY PUBLIC-CALIFORNIA
Sonoma County
My Comm. Expires March 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

I have audited the accompanying statement of financial condition of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 16, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Financial Condition
August 31, 2003

Assets

Cash and cash equivalents	$ 32
Furniture and equipment, net of accumulated depreciation of $51,349	8,750
Receivable from related party	13,274
Payroll tax refund	341
Cash surrender value of life insurance	94,996
Total assets	$ 117,393

Liabilities & Stockholders' Equity

Liabilities

Bank overdraft	$ 3,723
Credit line payable	14,933
Loan payable related party	3,443
Income taxes payable	888
Pension payable	8,595
Life insurance payable	10,780
Total liabilities	42,362
Stockholders' equity	
Common stock, $0.50 par value; 10,000 shares authorized; 1,000 issued and outstanding	500
Additional paid-in capital	18,051
Retained earnings	56,480
Total stockholders' equity	75,031
Total liabilities & stockholders' equity	$ 117,393

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Income
For the Year Ended August 31, 2003

Revenues	
Commissions	$ 106,317
Translation income	19,726
Gains (losses) on cash surrender value of life insurance	6,405
Interest and dividends	2,911
Other income	2,092
Total revenue	137,451
Expenses	
Employee compensation and benefits	68,108
Commissions	31,121
Communications	1,419
Interest	2,429
Occupancy and equipment rental	117
Taxes, other than income	5,284
Other expenses	27,626
Total expenses	136,104
Income before income tax provision	1,347
Income tax provision	
Income tax provision	888
Total income tax provision	888
Net income	$ 459

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2003

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance, at August 31, 2002	$ 500	$ 18,051	$ 56,021	$ 74,572
Net income	–	–	459	459
Balance, at August 31, 2003	$ 500	$ 18,051	$ 56,480	$ 75,031

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Cash Flows
For the Year Ended August 31, 2003

Cash flow from operating activities		
Net income		$ 459
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 4,590	
(Increase) decrease in:		
Prepaid income taxes	(341)	
Cash surrender value of life insurance	(6,373)	
(Decrease) increase in:		
Account payable	(2,025)	
Income taxes payable	93	
Pension payable	1,577	
Total adjustments		(2,479)
Net cash and cash equivalents provided by operating activities		(2,020)
Cash flows from investing activities		–
Cash flows from financing activities		
Loan made to related party	(10,574)	
Proceeds from issuance of bank line of credit	14,933	
Repayment of loan payable related party	(1,166)	
Proceed from issuance of bank overdraft	1,846	
Repayment of loan payable related party	(2,887)	
Repayment of loan from life insurance	(133)	
Net cash and cash equivalents used in financing activities		2,019
Net increase in cash and cash equivalents		(1)
Cash and cash equivalents at the beginning of the year		33
Cash and cash equivalents at the end of the year		$ 32

Supplemental disclosure of cash flow information
Cash paid during the period ended August 31, 2003
Income taxes
Interest

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Notes to Financial Statements
For the Year Ended August 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the "Company") was formed as a California Corporation in September of 1983. As a broker/dealer in the securities industry the Company sells mutual funds, variable annuities and insurances. The Company also does non-securities related business to a very limited number of customers, translating Russian science journal to English. The Company is a member of the National Association of Securities Dealers Regulation (NASDR), and the Securities Investors Protection Corporation (SIPC).

The Company earned approximately 14% of its total revenue from non-securities based translation income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 2: EQUIPMENT, NET

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 2,950	7
Equipment	40,932	5
Vehicle	16,217	5
Subtotal	60,099	
Less accumulated depreciation	(51,349)	
Property and equipment, net	$ 8,750	

Depreciation expense for the year ended August 31, 2003 was $4,590.

Note 3: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries several life insurance policies on its books. These policies are owned by the Company, with the Company listed as the beneficiary. These policies are carried at their cash surrender value, with resulting gains and losses included in revenues. The face value of the life insurance policies at August 31, 2003, was $669,951, covering the officers and key personnel.

At August 31, 2003 the cash surrender value of the life insurance policies was $88,623.

At August 31, 2003 there was also a loan from one of the life insurance policies of $10,913. The cash surrender value of $39,767, on that policy, serves as collateral for the loan.

Note 4: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 15%. For the year ended August 31, 2003 the Company contributed $8,595 to the plan.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Notes to Financial Statements
For the Year Ended August 31, 2003

Note 5: INCOME TAXES

For the year ended August 31, 2003, the Company recorded the following tax provision.

Current Federal Taxes	$ 88
Current State Taxes	800
Total income tax provision	$ 888

Note 6: RELATED PARTY TRANSACTIONS

The Company borrowed money from one of its shareholders in May of 2000. The Company is repaying this loan over 5 years at an interest rate of 9.25%. During the year ended August 31, 2003 the Company paid $2,887 in principal and $390 in interest on this loan to its shareholder.

During the year ended August 31, 2003, the Company loaned its shareholders $13,274. This amount is non–interest bearing and due on demand.

Note 7: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2003, the Company had net capital of $52,666, which was $47,666 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($42,362) to net capital was .08 to 1, which is less than the 15 to 1 maximum ratio allowed.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended August 31, 2003

Computation of net capital

Stockholders' equity		
Common stock	$ 500	
Additional paid-in capital	18,051	
Retained earnings	56,480	
Total stockholders' equity		75,031
Less:		
Non allowable assets:		
Equipment, net	(8,750)	
Receivable from related party	(13,274)	
Note receivable	(341)	
Net adjustments to capital		(22,365)
Net Capital		52,666
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,826	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 47,666
Percentage of aggregate indebtedness to net capital	0.08:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2003.

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
For the year ended August 31, 2003

A computation of reserve requirement is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended August 31, 2003

Information relating to possession or control requirements is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2003

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at August 31, 2003 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 16, 2003


SEC MAIL PROCESSING
RECEIVED
NOV
WASH. D.C.
SECTION

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended August 31, 2003